Exhibit 99.68
PRESS RELEASE
Aya Gold & Silver Reports Strong Q2-2025 Results

Montreal, Quebec, August 14, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) today announced second quarter financial and operational results for the three-month period ended June 30, 2025. All amounts are in US dollars, unless otherwise stated.
Q2-2025 Highlights
Operational
•Silver production of 1.04 million ("M") ounces ("oz") up 141% vs. the prior year driven by the ramp-up of the new Zgounder plant, which began large-scale commercial production at the end of 2024
•Ore processed averaged 3,005 tonnes per day (tpd), with mill availability of 98%
•Silver recovery averaged 86.5% in Q2-2025; June averaged 92%, above feasibility study rate
•Ore mined totaled 241,288 tonnes ("t"), up 24% QoQ, consistent with ramp-up plans
Financial
•Record revenue of $38.6M, up 182% YoY, reflecting the increase in ounces sold driven by ramp-up and a higher average net realized silver price of $33.86/oz; revenue rose 14% vs. QoQ, supported by increased silver sales and stronger pricing
•Cash cost(1) per silver ounce sold of $21.26, reflecting early-stage open-pit and underground development; normalization anticipated in H2-2025
•Operating cash flow of $7.8M ($15.7M year-to-date)
•Net income of $8.6M; diluted EPS of $0.06, including a one-time gain and impairment recovery from the Mx2 transaction
•Closed a C$144M bought deal financing in Q2-2025, ending the quarter with $114M in cash providing the flexibility to advance our development-stage asset Boumadine, a cornerstone of our long-term growth strategy

Development and Exploration
•Drilled 33,510 metres ("m") at Boumadine and 5,915 m at Zgounder near mine and Regional
•Identified a new prospective target - Asirem Gold-Copper zone - that highlights Boumadine’s potential to become a large-scale high-grade deposit with mineralization open in all directions
•Acquired new permits, expanding regional footprints at both Zgounder and Boumadine
"We're very pleased with the progress this quarter as Zgounder continues to ramp-up steadily. We delivered record revenues and strong operating performance," said Benoit La Salle, President & CEO.
"Throughput and recoveries are on-track to exceed first-half performance. While we acknowledge elevated cash costs directly related to mining grade dilution, we expect a reduction in cost per ounce in the second half as we implement targeted measures to improve our mining processes. We remain fully committed to achieving our 2025 objectives.
"We’re also excited about upcoming catalysts, particularly the release of the Boumadine PEA later this year, a milestone that will highlight the project's scale and potential to become Aya's next major production hub. We continue to deliver across all pillars of our strategy — development, exploration, and production - while expanding our resource base through newly secured permits. Together, these achievements are strengthening the foundation to unlock the full potential of our portfolio and create long-term value for our shareholders."
Operational Review
Q2-2025 was marked by a steady increase in mill recovery and sustained throughput of 3,005 tpd, resulting in production of 1.04M oz of Ag for the quarter. Mill availability averaged 98%, supporting total ore processing of 273,471t — up 10% QoQ from Q1-2025 — with an average grade of 140 g/t Ag. Recovery improved steadily, averaging 86.5% for the quarter and 92% in June—exceeding the feasibility study rate. These gains were largely driven by the repair of the oxygen plant, now operating near design capacity.
Total ore mined during the quarter was 241,288t — up 24% sequentially from Q1-2025 — reflecting continued progress in mining ramp-up activities. Approximately two-thirds of the ore was mined from the open pit, with a strip ratio of 14, and the remaining one-third was mined from underground operations. Mining grades have been impacted by increased dilution associated with accelerated mining rates in the first half. As operations stabilize and blast movement monitoring improves in the open pit, dilution is expected to decrease in the second half of the year.
The stockpile totaled 249,106t at the end of the quarter.
Operational Highlights

	Three-month periods ended			Six-month periods ended
	June 30,			June 30,
Operational for Zgounder	2025	2024	Variance	2025	2024	Variance
Ore Mined (tonnes)	241,288	114,025	112%	435,949	220,905	97%
Average Grade Mined (g/t Ag)	138	176	(21)%	144	168	(14)%
Ore Processed (tonnes)	273,471	80,562	239%	523,214	161,894	223%
Average Grade Processed (g/t Ag)	140	196	(29)%	151	184	(18)%
Combined Mill Recovery (%)	86.5%	84.7%	1.8%	84.4%	83.4%	1.0%
Milling Operations (tpd)	3,005	885	239%	2,891	890	225%
Silver Ingots Produced (oz)	1,042,317	130,719	697%	2,053,491	242,216	748%
Silver in Concentrate Produced (oz)	—	301,948	(100)%	57,479	556,812	(90)%
Total Silver Produced (oz)	1,042,317	432,667	141%	2,110,970	799,028	164%
Silver Ingots Sold (oz)	1,140,452	121,121	842%	2,098,973	229,725	814%
Silver in Concentrate Sold (oz)	—	400,850	(100)%	103,044	530,512	(81)%
Total Silver Sales (oz) (A)	1,140,452	521,971	118%	2,202,017	760,237	190%
Avg. Net Realized Silver ($/oz) (B/A)	33.86	26.20	29%	32.90	24.67	33%
Cash Costs per Silver ounce sold ($)(1)	21.26	17.85	19%	20.14	18.62	8%
Financial Review
Revenue from silver sales totaled $38.6M in Q2-2025, up 182% YoY, reflecting the start of commercial production of the new Zgounder plant on December 29, 2024 and a higher average net realized silver price per oz of $33.86, up 29% vs. the prior year period. Sales rose 14% QoQ driven by higher volume and net realized silver price.
Cash cost3 per ounce sold increased 19% YoY and 12% QoQ, primarily reflecting the impact of lower grades and the early stages of stope development and open-pit sequencing.
Net income of $8.6M, or diluted EPS of $0.06, was recorded in Q2-2025 compared to net income of $6.8M or diluted EPS of $0.05 in Q2-2024. Net income for the quarter includes a one-time gain of $1.8M and a net impairment recovery of $4.0M related to the asset sale to Mx2 Mining.
The Corporation generated $7.8M in cash flow from operating activities in Q2-2025. Capital expenditures during the quarter included $8.3M at the Zgounder plant to advance surface infrastructure and underground development, including the opening of deeper levels, and $3.5M directed toward exploration and evaluation assets.

We also completed an equity financing, issuing 10,767,795 common shares at C$13.35 per share for gross proceeds of C$144 ($105) million. Proceeds will be primarily used to fund the Boumadine project development and for general corporate purposes. As at August 13, 2025, the Company had common shares issued and outstanding of 141,900,422. We ended the quarter in a strong financial position, with $114 million in cash.
Financial Highlights (in thousands of US$, except per share amounts)

Financial	2025	2024	Variance	2025	2024	Variance
Revenues (B)	38,615	13,678	182%	72,446	18,756	286%
Cost of Sales	29,673	8,765	239%	53,257	13,507	294%
Gross Profit	8,942	4,913	82%	19,189	5,249	266%
Operating Income (Loss)	7,342	1,652	344%	10,668	(1,216)	977%
Net Income	8,641	6,813	27%	15,571	4,222	269%
Operating Cash Flows	7,787	12,790	(39)%	15,706	2,555	515%

Shareholders	2025	2024	Variance	2025	2024	Variance
Earnings per Share – basic	0.07	0.05	NM	0.12	0.03	NM
Earnings per Share – diluted	0.06	0.05	NM	0.11	0.03	NM

	June 30,	December 31,

Financial	2025	2024	Variance
Working Capital(2)	88,403	23,424	277%
Cash	113,832	30,944	268%
Recent Developments
On August 5, 2025, Aya received a $8 million payment under bank guarantees from EPC contractor Duro Felguera, in compensation for contractual breaches, reinforcing Aya’s strong project oversight and disciplined contract enforcement at the Zgounder Expansion Project.
Exploration Review
Zgounder Near Mine and Regional
During Q2-2025, Aya continued to advance its regional exploration program around Zgounder with drilling, target generation, and land acquisition initiatives. A total of 5,915 m of drilling was completed on Zgounder near-mine and regional permits (9,889 m year-to-date), including the commencement of drilling on the Zgounder Far East permits. The drill program remains on track to complete 20,000 to 25,000 m across near-mine and regional targets this year. Geological mapping and prospecting on the Tourchkal and Far East permits led to the identification of multiple targets to support future phases of the 2025 program. Additionally, six new exploration permits were secured north of the Zgounder mine, increasing the regional land package by 12% to 452.7 km². Mapping and target generation on these new permits will begin in the second half of 2025.
Boumadine
Exploration activities at Boumadine continued at a strong pace in Q2-2025,6 with 33,510 m of drilling completed in the quarter (79,716 m year-to-date), confirming mineralization continuity across multiple zone. We remain well on track toward the full-year target of 100,000 to 140,000 m, supporting our 2025 exploration and resource development objectives.
In addition, surface work identified a new prospective Gold-copper zone, Asirem, within the recently acquired western permits. Drill testing of this new greenfield target is planned for the second half of the year. Further, the acquisition of four new licenses has increased the Boumadine land package to 314.5 km². Several new targets have been identified, including mineralized structures returning up to 3.34 g/t gold and 4.0% copper from surface sampling.
Environmental, Social and Governance
Aya continued to focus on health and safety preventative measures, with 100% of incidents analyzed and 4,121 hours of training completed during the quarter. In addition, Aya participated in a number of ESG-focused reporting initiatives, which included the publication of the 2024 Sustainability Report, participation in the 2025 S&P Corporate Sustainability Assessment survey, improving the Corporation's rating, and submission of Aya's first annual report to the UN Global Compact.
Community engagement was also strengthened in the quarter by finalizing the Corporation's inaugural project proposal for local communities, entrepreneurs and cooperatives.
Outlook
We have delivered strong operational execution since we declared commercial production of the new Zgounder plant. Looking ahead, we expect milling throughput to remain strong with recoveries continuing to exceed feasibility study rate. We remain fully committed to achieving our 2025 goals and have implemented targeted initiatives to strengthen mined grades as operations maintain a steady state. Further, key catalysts in the second half include the Boumadine PEA and continued drill results from both our core assets, which will further demonstrate Aya’s growth potential. With Zgounder ramping up, Boumadine advancing, and district-scale exploration underway, Aya is executing on its strategy to grow production, expand resources, and deliver long-term value. Leveraging a strong balance sheet, positive cash flow, and a significant portfolio, we are well positioned to strengthen Aya’s position as a leading high-grade silver producer.
Q2-2025 Conference Call Details
Aya will release its second quarter 2025 results on Thursday, August 14, 2025 before market opens. Management will host a conference call on the same day at 10 a.m. Eastern Time to discuss the Corporation’s financial and operational results.
Participants may join the conference call via webcast or by dialing-in as follows:
Webcast link: https://edge.media-server.com/mmc/p/rnx3x2qj
Instructions for obtaining conference call dial-in numbers:
1.Click on the following call link and complete the online registration form. https://register-conf.media-server.com/register/BIc319d393f7ec4b1aa2f9d5f261c28d70
2.Upon registering you will receive the dial-in info and a unique PIN to join the call as well as an email confirmation with the details.
3.Select a method for joining the call: a) Dial-In: A dial in number and unique PIN are displayed to connect directly from your phone; or b) Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system. The call will come from a US number.
The webcast replay will be archived and will be available for replay following the live call. Presentation slides that will accompany the conference call will also be posted on Aya’s website.
Qualified Person
The scientific and technical information contained in this press release have been reviewed and approved by David Lalonde, B. Sc, Vice-President of Exploration, and by Raphael Beaudoin, P. Eng, Vice-President, Operations, both of whom are a “Qualified Person” as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.

The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective Anti-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com

Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as "anticipate", "advance", "prospective", "potential", "on-track", "expect", "committed", "continued", "outlook", "demonstrate", "expand", "deliver", "plan", "improve", "grow", “focus”, “expect”, “similar”, “potential”, “improve”, “objective”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to (1) Aya reaching or exceeding milling nameplate capacity in 2025; (2) optimization of Zgounder’s operations including improving recoveries as expected, repairing the oxygen plan in the expected timeline, and the reparation of the oxygen plant to impact recovery and help bring recoveries to the expected feasibility study levels, mining rates to increase as planned to reach over 40,000 tpd of total material moved; (3) Aya to complete an updated Technical Report in 2025; (4) maximization of profitability; (5) growth opportunities at both Zgounder and Boumadine; (6) Boumadine potential, namely statement to the effect that Boumadine is to reveal its potential in 2025; (7) Zgounder plant mining capacity to process ore at a steady rate of 3,000tpd in 2025; (8) mill recovery rate to reach the feasibility study recovery rate of 89% in 2025; (9) mill optimization; (10) potential for discovery of satellite deposits to the Zgounder Mine; (11) results from the geophysical and geochemical survey; (12) execution of the 2025 drilling program; (13) growing Boumadine mineralized footprint including through the multiple potentially parallel, on-trend conductive anomalies; (14) similarity to Boumadine of the multiple potentially parallel, on-trend conductive anomalies; (15) drilling of the Boumadine anomalies in 2025; (16) Aya’s guidance, namely the Corporation’s ability to attain 5.0 – 5.3 Moz Ag of annual production, a cash cost raging between $15.00 – $17.50/oz, a recovery of 84% – 88%, an average grade processed of 170 – 200 g/t Ag, and to deploy an exploration and development budget of 25 – 30 million dollars; (16) timing for ramp up of the Zgounder plant and optimization of its mining capacity rationalizing and normalizing costs over the rest of the year; (17) foreign exchange rate; (18) sales mix and product strategy, including only silver ingots to be produced and sold starting in Q2-2025; (19) results of the sales mix shift, including improvement to overall realized price for a given sales volume; (20) maintaining a production strategy at Zgounder Mine to 1/3 underground and 2/3 open pit; (21) impacts of the shift to 1/3 underground and 2/3 open pit at Zgounder Mine on cost efficiency, margins, mining costs, and cash cost in 2025; (22) the completion of a mine plan in 2025 to support the shift in mining strategy at the Zgounder Mine plant; (23) the 2025 exploration program, namely the 2025 drilling program at Zgounder – near-mine and regional of 20,000m – 25,000m, and at Boumadine of 100,000m – 140-000m; (24) planned drilling campaign at Zgounder (near-mine) to follow up on the underground targets generated from the 2024 program; (25) finding satellite mineralization at Zgounder; (26) update of the mineral resources estimate for Zgounder later in 2025; (27) focus of the drilling at Boumadine, namely along the Main Trend and Tizi; (28) expending of the know mineralization trend along strike, at depth and to infill areas at Boumadine; (29) advancement of the preliminary economic assessment, which is targeted for 2026; (30) the greenfield exploration to test geological hypotheses and drill targets generated from the past three years of work; (31) Aya’s strategy and priorities with respect to Environment, Social and Governance; (32) Cash Costs to normalize in H2-2025; and (33) dilution to decrease in the second half of the year. Such statements reflect the Corporation's views as at the date of this press release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Corporation as of the date of such statements, are inherently subject to significant business, geological, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to Aya’s capacity to execute on its plan, its capacity to achieve each item of its guidance, and those material factors and assumptions set forth in Corporation’s management's discussion and analysis ("MD&A") and the Corporation's Annual Information Form ("AIF") for the year ended December 31, 2024 available with Canadian securities regulators, as well as: (1) there being no significant disruptions affecting the operations of the Corporation, whether due to extreme weather events (including, without limitation drought, lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Corporation’s operations and development projects being consistent with current expectations including, without limitation the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of our assets; and the successful completion of exploration consistent with the Corporation’s expectations at the Corporation’s projects; (3) political and legal developments in any jurisdiction in which the Corporation operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws in Morocco and Mauritania, potential third party legal challenges to existing permits; (4) the completion of studies, including scoping studies, preliminary economic assessments, pre-feasibility or feasibility studies, on the timelines currently expected and the results of those studies being consistent with our current expectations namely on the Boumadine project or resource updates on Zgounder; (5) the exchange rate between the Canadian dollar, the MAD, the Euro and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for silver; (7) prices for diesel, fuel oil, electricity and other key supplies being approximately consistent with the Corporation’s expectations; (8) attributable production and cost of sales forecasts for the Corporation meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Corporation’s analysis thereof being consistent with expectations (including but not limited to grade, ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Corporation, mine plans for the Corporation’s current and future mining operations, and the Corporation’s internal models; (10) labour and materials costs increasing on a basis consistent with our current expectations; (11) the terms and conditions of the legal and fiscal stability in Morocco being interpreted and applied in a manner consistent with their intent and our expectations; (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining in Morocco being consistent with our current expectations; (14) access to capital markets; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations, and (18) transactions announced by the Corporation, including the Mx2 spinoff advancing and closing per the Corporation’s timeline and expectations. For a more detailed discussion of such risks and other factors that may affect the Corporation's ability to achieve the expectations set forth in the forward-looking statements contained in this press release, see the AIF and MD&A available on SEDAR+ at www.sedarplus.ca, as well as the Corporation's other filings with the Canadian securities regulators.
Readers are advised and cautioned not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Corporation undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Notes to Investors Regarding the Use of Mineral Resources
Zgounder technical information on resources and reserve is based on technical report entitled “NI 43-101 TECHNICAL REPORT – FEASIBILITY STUDY ZGOUNDER EXPANSION PROJECT”, originally dated March 31, 2022, and amended on June 16, 2022 with an effective date of December 13, 2021 (the “Zgounder Report”) which was prepared under the supervision of Daniel M. Gagnon, DRA, with the participation of William Stone, Antoine Yassa, Jarita Barry, Fred Brown, Eugene Puritch, Daniel Morrison, André-François Gravel, Claude Bisaillon, Julie Gravel, Kathy Kalenchuk, Hugo Dello Sbarba, Philippe Rio Roberge, Richard Barbeau & Stephen Coatesall “qualified persons” for the purpose of the Zgounder Report.
Boumadine technical information is based on Aya’s press release of February 24, 2025. The mineral reserve and mineral resource estimates contained in this press release have been prepared in accordance with NI 43-101.
Mineral resources are reported exclusive of mineral reserves and as such the mineral resources do not have demonstrated economic viability. Numbers may not add or multiply accurately due to rounding. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is therefore no certainty that the conclusions of the initial exploration drilling results will be realized. Additionally, where the Corporation discusses exploration/expansion potential, any potential quantity and grade is conceptual in nature and there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource. Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. Additional details regarding mineral reserve and mineral resource estimation, classification, reporting parameters, key assumptions and associated risks for each of the Corporation’s mineral properties are provided in the respective NI 43-101 Technical Reports which are available at www.sedar.com and the Corporation’s website at www.ayagoldsilver.com.
Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.
(1) See “Non-GAAP Measures” section on page 25 of Aya MD&A for the three and six-month periods ended June 30, 2025 and 2024
(2) Non-GAAP Measures, consisting of current assets of $179,598 less current liabilities of $91,195 (December 31, 2024, current assets of $76,540 less current liabilities of $53,116).